FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

March 15, 2012

Filed Via EDGAR (CIK #0001109441)

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Floating Rate Master Trust (the “Registrant” or “Trust”)

(File No. 811-09869)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), that you provided on January 11, 2012 with regard to Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A (“Amendment 13”), filed with the Commission on November 25, 2011 under the Investment Company Act of 1940, as amended.  Each comment (together, the “Comments”) is summarized below, followed by the Registrant’s response to the comment.

The Fund is an open-end management investment company, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), offers its shares for sale on a continuous basis and currently has one shareholder, a feeder fund, Franklin Floating Rate Fund PLC (“FFRF”).  The Fund’s shares are not registered under the Securities Act of 1933, as amended.  FFRF is a variable capital investment company incorporated under the laws of Ireland under the registered number 316174.  FFRF offers and sells its shares, which are generally sold and redeemable on business days in Ireland, referred to as “Dealing Days,” to persons who are not U.S. persons and in countries other than the United States.

1.                  Comment:  As an overall comment applicable generally to the disclosure in the Part A and Part B or statement of additional information (an “SAI”), of Amendment 13, there are certain references to the Fund’s having a sole shareholder in some places and a reference in the SAI to the Fund’s currently having the expectation of not having any more shareholders, while there are other references in the Part A and SAI to the Fund’s offering its shares to multiple investors, generally implying that there may be multiple shareholders.  The references should be reconciled with more clarity and consistency.  It is not clear until further on in the SAI that the Fund currently has one shareholder, a feeder fund, and who the shareholder is.  This disclosure should be moved to the front of the Part A.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  The Fund will generally make revisions to clarify that in the current situation there is one shareholder with no current expectation of having more shareholders, but that in the future there is the possibility that there will be more shareholders and such future shareholders will be required to meet certain qualifications.

2.                  Comment:  There is no explicit statement that the Fund is an investment company that is registered under the 1940 Act and this statement should be added at the beginnings of Part A and the SAI.

Response:  The Fund will add an explicit statement that the Fund is an investment company that is registered under the 1940 at the beginning of each of the initial Items of Part A and the SAI.  The Fund and the Franklin Floating Rate Daily Access Fund (“FFRDA Fund,” File Nos. 811-04986 and 33-11444), an open-end management investment company registered under the 1940 Act, which offers and sells its shares, registered under the Securities Act of 1933, as amended, to retail customers in the United States, have substantially the same investment goal and principal investment strategies and are managed in substantially the same manner.  Consequently, the disclosures in the Part A and SAI for the Fund regarding the investment goal, investment strategies and risks will be revised to be substantially the same as the similar disclosure in the prospectus and statement of additional information (also, an “SAI”) of the FFRDA.

3.                  Comment:  In Item 6, there is no statement that there is no minimum amount that is required to be invested by a shareholder in the Fund in order to be able to purchase shares in the Fund.

Response:  The Fund has not adopted a minimum amount that is required to be invested by a shareholder in the Fund in order to be able to purchase shares of the Fund and will add a statement to that effect in Item 6.

4.                  Comment:  In Item 9, the paragraphs entitled “Investment Objective” include information about risks of large redemptions and defensive investments during periods when market conditions are not favorable.  This information should be put in a separate section with a heading regarding risks of large redemptions and defensive investments in certain situations.

Response:  The Fund will revise the paragraphs entitled “Investment Objective” to separate out the risks of large redemptions and information regarding defensive investments during periods when market conditions are not favorable.  The information regarding risks of large redemptions will be deleted because there are no large shareholders in the FFRF who may request redemption of shares and historically no group of shareholders have acted together in requesting large redemptions of shares.  The information regarding defensive investments during periods when market conditions are not favorable will be included in a new section entitled “Temporary Investments,” which is substantially the same as the section with the same title in the prospectus of the FFRDA Fund.

U.S. Securities and Exchange Commission

March 15, 2012

5.                  Comment:  Regarding Item 9, as the Fund has only one shareholder, please explain how it is possible that there could be requests for the redemption of large amounts of shares of the Fund that could require the sale of Fund holdings at unfavorable times.

Response:  Because the single shareholder of the Fund is a fund itself, the FFRF, with multiple shareholders, some, but not all, or even a majority, of the shareholders of FFRF may request redemptions of large amounts of their shares of the FFRF, which will require FFRF to request redemptions of large amounts of its shares of the Fund.  Consequently, it is the individual shareholders of the FFRF that determine when and in what quantities shares of the Fund will be subject to requests for redemption of the Fund shares by the FFRF.

6.                  Comment:  As the section in Item 9 under the heading “Principal Investment Strategies” also includes considerable information about risks of losses on investments by the Fund, add the words “and Risks” to the heading.

Response:  The Fund will revise the headings and information in Item 9 to provide for separate sections and disclosure entitled “Principal Investment Strategies” and “Principal Risks,” which are substantially the same as the sections with the same titles in the prospectus of the FFRDA Fund.

7.                  Comment:  In the same section of Item 9, explain whether the Fund controls the conversion of floating rate loans to fixed rate loans, which jeopardizes the Fund’s compliance with the 80% test for purposes of the terminology “Floating Rate” in the Fund’s name under 1940 Act rule 35d-1.  If the Fund does not control the conversion of floating rate loans to fixed rate loans the wording in Item 9 regarding not meeting the 80% level during certain periods is sufficient.

Response:  The Fund does not control either the timing or the amount of the floating rate loans that may be converted to fixed rate loans.

8.                  Comment:  Add at the end of the same section of Item 9, the same statement included earlier regarding conversion of floating rate loans to fixed rate loans and temporary defensive periods, that the Fund may not be able to meet the 80% level of investments in floating rate loans during periods when the Fund is experiencing a large outflow of assets due to large redemption requests.

Response:  The information regarding risks of large redemptions will be deleted because there are no large shareholders in the FFRF who may request redemption of shares and historically no group of shareholders have acted together in requesting large redemptions of shares.

9.                  Comment:  In Item 9 in the section entitled “Commodity Exchange Act Exclusion,” explain the impact for the Fund and its shareholder if, as a result of adoption by the Commodity Futures Trading Commission (“CFTC”) of amendments to the exclusion from regulation as a commodity pool operator (“CPO”) for registered investment companies, the Fund were required to restrict its investments in commodities, commodity interests, certain swap agreements or commodity-linked derivatives, or, in the alternative, were required to register as a CPO and meet the regulatory burden of such registration and the related regulation.  Include such impacts as the increased cost of the amended regulation to the Fund and its shareholder.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  The disclosure will be updated to reflect the recent adoption by the CFTC of amendments to the exclusion from the definition of "commodity pool operator" under the Commodity Exchange Act (CEA).  However, such amendments will not become effective until additional proposed rule amendments under the CEA are adopted, the timing of which is not yet known. We believe that it would be too speculative at this juncture to try to describe any potential impact for the Funds and their shareholders if, as a result of the amendments, they are no longer excluded from the term “commodity pool operator” and are subject to registration under the CEA.

10.              Comment:  In Item 9, in the section entitled “Non-Concentration in a Single Industry,” there is disclosure that under “normal market conditions, the Fund will invest more than 25% of its net assets in securities of companies operating in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.”  The heading should be revised to state “Policy Regarding Concentration in a Single Industry or Industry Group” to more accurately reflect the stated concentration policy.

Response:  The heading will be revised so that the section is entitled “Industry Concentration” to more accurately reflect the stated concentration policy and the section will be revised to be substantially the same as the section with the same title in the prospectus of the FFRDA Fund.

11.              Comment:  In Item 9, in the second paragraph in the section entitled “Diversification,” the reference to the “European investment company (scheme)” that invests in the Fund, should be moved up to the beginning of the Part A in Item 6 as part of the general comment, Comment 1 above, that the Part A should make clear that the Fund has a sole shareholder that is an off-shore feeder fund with no current expectation of having any more shareholders.

Response:  The reference to the “European investment company (scheme)” that invests in the Fund will be identified as the FFRF and will be moved up to the beginning of Part A in Item 6, to make clear that the Fund has a sole shareholder that is an off-shore feeder fund with no current expectation of having additional  shareholders.

12.              Comment:  In Item 9, in the section entitled “Commitments of the Fund to Make Additional Payments to Borrowers,” provide the legal analysis supporting the statement that, by segregating a sufficient amount of liquid assets on the Fund’s books for the contingent obligation of providing loan amounts demanded by borrowers under revolving credit facilities, the “investment manager believes that such obligations do not constitute senior securities under the 1940 Act as interpreted” by the Commission.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  The commitment by the Fund to make additional payments to Borrowers under the revolving credit facilities (the “Commitments”) is a commitment by the Fund to make payments in the future, analogous to the instruments addressed in the Commission’s Investment Company Act Release No. 10666 (Apr. 18, 1979) [44 FR 25128 (Apr. 27, 1979)] (the “Release”) and the follow-on letters of the Commission’s staff (“Staff”)  interpreting the Release.  The Release expressly states that “this release is intended to address generally the possible economic effects and legal implications of all comparable trading practices which may affect the capital structure of investment companies in a manner analogous to the securities trading practices specifically discussed herein.”  (See Release, end of second paragraph under “Areas of Concern.”)  The Release states that the Commission’s views in the Release are based “more upon the proposition that trading practices involving the use by investment companies of such agreements [as reverse repurchase agreements and firm commitment agreements] for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18” of the 1940 Act, in this case particularly Section 18(f), which prohibits open-end investment companies, such as the Fund, from issuing senior securities. (See Release, first paragraph under “The Agreements as Securities.”)  The Commitments are analogous to the agreements expressly addressed in the Release in that the Commitments require the Fund to make payments in the future.

Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described in the Fund’s SAI disclosure under the section entitled “Borrowing – Segregation of Assets”, which will be revised to be substantially the same as the section with the same title in the SAI of the FFRDA Fund, as follows:

Segregation of assets.  Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below.  Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) swaps, (v) written options, (vi) unfunded commitments, (vii) securities sold short, and (viii) reverse repurchase agreements.

Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis.  Dedicated Fund compliance policies and procedures, which the board of trustees has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above (Asset Segregation Policies).

U.S. Securities and Exchange Commission

March 15, 2012

In the case of forward currency contracts, the Fund may offset the contracts for purposes of (1) above when the counterparties, terms and amounts match, otherwise an appropriate amount of assets will be segregated consistent with (2) above. Segregated assets for purposes of (2) above are not required to be physically segregated from other Fund assets, but are segregated through appropriate notation on the books of the Fund or the Fund’s custodian.

The Fund’s Asset Segregation Policies may require the Fund to sell a portfolio security or exit a transaction, including a transaction in a financial instrument, at a disadvantageous time or price in order for the Fund to be able to segregate the required amount of assets.  If segregated assets decline in value, the Fund will need to segregate additional assets or reduce its position in the financial instruments.  In addition, segregated assets may not be available to satisfy redemptions or for other purposes, until the Fund’s obligations under the financial instruments have been satisfied.  In addition, the Fund’s ability to use the financial instruments identified above may under some circumstances depend on the nature of the instrument and amount of assets that the Asset Segregation Policies require the Fund to segregate.  The Asset Segregation Policies provide, consistent with current SEC staff positions, that for futures and forward contracts that require only cash settlement, and swap agreements that call for periodic netting between the Fund and its counterparty, the segregated amount is the net amount due under the contract, as determined daily on a mark-to-market basis. For other kinds of futures, forwards and swaps, the Fund must segregate a larger amount of assets to cover its obligations, which essentially limits the Fund’s ability to use these instruments.  If the SEC staff changes its positions concerning the segregation of the net amount due under certain forwards, futures and swap contracts, the ability of the Fund to use the financial instruments could be negatively affected.

13.              Comment:  In Item 9, in the second paragraph of the section entitled “Limitations on Availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities,” the statement that the “availability of corporate loans, participation interests, assignments and corporate debt securities may from time to time reduce the Fund’s ability to readily comply with the Fund’s investment policy regarding non-concentration in a single industry” should be made clear by revising the disclosure to delete the reference to “non-concentration” and should be made consistent with the concentration policy as stated in Comment 10 above.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  The Fund has determined to delete the section entitled “Limitations on Availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities,” as the disclosure in this section is not considered relevant and is not included in the prospectus or SAI of the FFRDA Fund.

14.              Comment:  In Item 9, in the section entitled “Liquidity Risk,” add the words “up to 15% of its net assets” after the words “The Fund may invest” at the beginning of the first sentence.  This is in accordance with the non-fundamental investment policies stated in the SAI.

Response:   The Fund will add, in Item 9, new disclosure in a section entitled “Liquidity,” which is the same as the section with the same title in the prospectus of the FFRDA Fund, as follows:

Liquidity risk exists when the market for particular securities or types of securities are or become relatively illiquid so that the Fund is unable, or it becomes more difficult for the Fund, to sell the security at the price at which the Fund has valued the security. Illiquidity may result from political, economic or issuer specific events or overall market disruptions. Securities with reduced liquidity or that become illiquid involve greater risk than securities with more liquid markets. Market quotations for such securities may be volatile and/or subject to large spreads between bid and ask prices. Reduced liquidity may have an adverse impact on market price and the Fund's ability to sell particular securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event.

In Item 16 of the SAI of the Fund, in the section entitled “Non-Fundamental Investment Policies,” policy number 3 states that the Fund “may not invest more than 15% of its net assets in illiquid securities.”

15.              Comment:  In Item 9, in the third paragraph of the section entitled “Leverage Risk” the statement that the Fund “intends to repay the borrowings in the event that the borrowings would impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended,” is not consistent with the statement in Item 7 that the “Fund will not be a ‘regulated investment company.’”  The reference to regulated investment company status as the trigger for repaying borrowings should be deleted or replaced with any other trigger that would call for the repayment of borrowings.

Response:  The Fund has determined to delete the section entitled “Leverage Risk” in Item 9 including the statement in question that the Fund “intends to repay the borrowings in the event that the borrowings would impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended.”  The Fund has determined that leverage risk is not a principal risk for the Fund and will revise disclosure in Item 9 to be substantially the same as the disclosure for this Item 9 in the prospectus of the FFRDA Fund.

U.S. Securities and Exchange Commission

March 15, 2012

16.              Comment:  In Item 9, in the section entitled “Ratings Risk,” check the currency of the references to use of credit ratings and the opinion of a rating agency in connection with the changes in the treatment of credit ratings and credit rating agencies for purposes of evaluating securities, and update this section as needed.

Response:  The Fund has determined to delete the section entitled “Ratings Risk” in Item 9 as the Fund has determined that ratings risk is not a principal risk for the Fund.  The Fund will revise disclosure in Item 9 regarding credit ratings to be substantially the same as the disclosure for this Item 9 in the prospectus of the FFRDA Fund.

17.              Comment:  In Item 9, in the section entitled “Risk of Decline in Net Asset Value Due to Redemptions; Inability to Liquidate Shares,” clarify that the redemption requests will be initiated by the shareholders of the FFRF for shares of FFRF which result in redemption requests by FFRF for shares of the Fund in the same amount.

Response:  Redemption requests by shareholders of the FFRF result, in turn, in redemption requests by FFRF for shares of the Fund in the same amount as requested by the shareholders of the FFRF in order for FFRF to have adequate monies to meet the redemption requests by the FFRF shareholders.  On each Dealing Day (similar to a business day) of the FFRF, as defined in the prospectus of FFRF, FFRF will net sales of its shares against redemptions of its shares, and will present to the Fund, and the Fund will process, either a net purchase amount of Fund shares or a net redemption amount of Fund shares, as applicable.

The Fund will revise the section and the title of the section entitled “Risk of Decline in Net Asset Value Due to Redemptions; Inability to Liquidate Shares.”  The information regarding risks of large redemptions will be deleted because there are no large shareholders in the FFRF who may request redemption of shares and historically no group of shareholders have acted together in requesting large redemptions of shares.

18.              Comment:  In Item 11, add the statement that for shares that are listed on a foreign exchange, such as Corporate Debt Securities, the net asset value (“NAV”) may be calculated based on trading on such exchange on days other than the business days in Ireland resulting in changes in the NAV of the Fund shares on days when shareholders of FFRF may not be able to request redemptions (or purchases) of FFRF shares.  [See Instruction 2 to Item 11.]

Response:  The Fund does not have or expect to have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.  Accordingly, no additional disclosure will be added to the Part A.

19.              Comment:  In Item 11, in the fourth paragraph of the section entitled “(b) Purchase of Fund Shares,” as part of the response to the general comments in Comment 1 above, clarify that while shares of the Fund are sold only to “accredited investors,” implying that there may be multiple shareholders of the Fund, there is currently no expectation of having more than one shareholder of the Fund, the FFRF.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  New disclosure will be added to state that while shares of the Fund are sold only to “accredited investors,” there is currently no expectation of having more than one shareholder of the Fund, which is the FFRF.

20.              Comment:  Likewise in Item 11, in the section entitled “(c) Additional Information on Master Feeder Funds,” as part of the response to the general comments in Comment 1 above, clarify that while there is a discussion of multiple shareholders and feeder funds for the Fund, implying that there may be multiple shareholders of the Fund, there is currently no expectation of having more than one shareholder of the Fund, the FFRF.

Response:  New disclosure will be added to state that while the Fund could, in the future have more than one shareholder, there is currently no expectation of having more than a single shareholder for the Fund, which is the Fund’s sole shareholder, FFRF.

21.              Comment:  In the SAI Item 16, in the section entitled “Non-Fundamental Investment Policies,” in item number 2, add the exception discussed in comment 10 above, that under “normal market conditions, the Fund will invest more than 25% of its net assets in securities of companies operating in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.”

Response:  The non-fundamental investment policy referenced in Item 16 of the SAI, in the section entitled “Non-Fundamental Investment Policies,” in item number 2, that the “Fund does not intend to invest more than 20% of its assets in the obligations of entities in any single industry” is a more restrictive concentration policy than the fundamental policy in item number 7 in the section entitled “Fundamental Investment Policies” in Item 16 of the SAI, with respect to investment in entities in a single industry.  This more restrictive concentration policy is imposed by the non-U.S. law and regulations applicable to the FFRF.  This more restrictive concentration policy relates solely to investment in entities in any single industry, not to investment in entities in a group of industries.  Because the exception referenced in comment 21 above relates exclusively to investment in securities of companies operating in an “industry group” rather than in a “single industry,” the exception is not relevant or applicable to this non-fundamental investment restriction in item number 2 in the section entitled “Non-Fundamental Investment Policies.  Accordingly, the exception will not be added to this item number 2.

22.              Comment:  In the SAI Item 16, in the section entitled “Non-Fundamental Investment Policies,” in item number 3, more clearly reconcile the statement that illiquid securities “for these purposes are securities which may not be converted to cash for a period of 10 days” with the statement at the asterisk footnote that illiquid “securities for purposes of [the more restrictive Commission’s] limitation are securities that may not be converted to cash for a period of seven days, . . .”  The more restrictive time period should be stated in the investment policy with an asterisk footnote explaining that a less restrictive period also applies.

U.S. Securities and Exchange Commission

March 15, 2012

Response:  The disclosure in item number 3 of the  section entitled “Non-Fundamental Investment Policies” in SAI Item 16, will be reversed as requested by the Staff so that it states the more restrictive limitation that illiquid “securities for this restriction are securities that may not be converted to cash for a period of seven days.”  The asterisk footnote will state that a less restrictive definition of the term “illiquid securities” also applies under the law and regulations applicable to the FFRF, which is that illiquid securities for purposes of such law and regulation “are securities which may not be converted to cash for a period of 10 days.”

23.              Comment:  In the SAI Item 16, in the section entitled “Non-Fundamental Investment Policies -- Borrowing,” add the words “excluding Sundays and holidays” at the end of the second parenthetical that states “(within three days).”

Response:  The words “excluding Sundays and holidays” will be added at the end of the second parenthetical that states “(within three days),” in the section entitled “Non-Fundamental Investment Policies -- Borrowing,” in the SAI Item 16.  This section will be revised to be substantially the same as the section with the same title in the SAI of the FFRDA Fund.

24.              Comment:  In the SAI Item 16, in the first sentence of the section entitled “Illiquid securities,” as in response to comment 22 above, clearly reconcile the statement that an illiquid security is “any security that cannot be disposed of within seven days at approximately the amount at which the Fund has valued the instrument” with ”the statement in non-fundamental investment policy number 3 that illiquid securities “for these purposes are securities which may not be converted to cash for a period of 10 days.”

Response:  The disclosure will be revised to be substantially the same as the section with the same title in the SAI of the FFRDA Fund.  The disclosure will also add a statement explaining that, in addition to the definition that an “illiquid security” is any security that cannot be disposed of within seven days at approximately the amount at which the Fund has valued the instrument, for purposes of the restriction on illiquid securities, a less restrictive definition of the term “illiquid securities” also applies under the non-U.S. law and regulations applicable to the FFRF, which is that “illiquid securities” for purposes of such law and regulation “are securities which may not be converted to cash for a period of 10 days.”

U.S. Securities and Exchange Commission

March 15, 2012

25.              Comment:  In the SAI Item 16, in the second sentence of the second paragraph in the section entitled “Illiquid securities,” add the words “or illiquid” after the word “liquid.”

Response:  The Board of Trustees makes only a determination that the given securities are liquid and not an affirmative finding that the given securities are illiquid.  If the securities are not found to be liquid, they are treated as illiquid securities.  Consequently, the Fund respectfully declines this comment.  As stated above in the response to comment 24, the disclosure in the section entitled “Illiquid securities” will be revised to be substantially the same as the section with the same title in the SAI of the FFRDA Fund, with the goal that the disclosure will be substantially the same for both funds.

26.              Comment:  In the SAI for Item 16(f)(vi), in the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings” add disclosure of the policies and procedures to handle conflict of interest situations that arise between the Fund’s shareholder and its portfolio managers, or other service providers.

Response:  The Fund believes that the policies summarized in the section of the SAI titled “Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

27.              Comment:  In the SAI Item 17, in the section entitled “(a) Management Information,” include in the table entitled “Independent Board Members” a statement disclosing that the length of the term of each board member is indefinite.

Response:  The statement disclosing that the length of the term of each board member is indefinite is already in Item 17, in the section entitled “Leadership Structure and Board of Trustees” that follows the table.

28.              Comment:  In the SAI Item 17, in the section entitled “(a) Management Information,” include in the heading of the far right column of the table entitled “Independent Board Members,” the words “During the Past Five Years” after the words “Other Directorships Held” and check to see that the disclosure in the column is consistent with this heading.

Response:  The phrase “For At Least the Last Five Years” will be added to the column heading “Other Directorships Held” and the information in the column will be checked to see that the disclosure in the column is consistent with this heading.

29.              Comment:  In the SAI Item 17, in the section entitled “(f) Proxy Voting Policies and Procedures,” add disclosure of the policies and procedures to handle conflict of interest situations that arise between the Fund’s shareholder and its investment manager with respect to how a proxy should be voted.

Response:  The Fund believes that the policies summarized in the section of the SAI entitled “(f) Proxy Voting Policies and Procedures” adequately addresses the requirements of Form N-1A Item 17(f).  There is extensive disclosure regarding how conflicts of interest situations are handled, albeit not with express use of such terms, in most cases on a topic by topic basis, with such references as alignment of voting “with the shareholders’ long-term interests” (e.g., the section on management and director compensation.)

U.S. Securities and Exchange Commission

March 15, 2012

30.              Comment:  In the SAI Item 20, in the section entitled “Portfolio Managers,” check to ensure that the disclosure meets the requirement to provide the total assets subject to the performance fee component of other accounts managed by each portfolio manager.  See Item 20(a)(3) of the N-1A.

Response:  The managers of the Fund do not manage other accounts in which the advisory fee is based on the performance of such accounts.  If there were accounts subject to a performance fee, the types of accounts and total assets would have been disclosed in accordance with Item 20(a)(3) of the N-1A.

We have endeavored to fully respond to the Comments and believe that the foregoing responses and related revisions to Part A and Part B do so.  Questions or further comments related to this filing may be directed to me at (650) 312-5824 or, in my absence, to Merrill R. Steiner, Esq. at (215) 564-8039.

Very truly yours,

/s/DAVID P. GOSS

David P. Goss

Vice President

[Enclosures]

cc:  (w/enc.):     David P. Goss, Esq.

Bruce Bohan, Esq.

Bruce G. Leto, Esq.

Kristin H. Ives, Esq.

Merrill R. Steiner, Esq.